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Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Year Ended December 31, 2004
(dollars in millions except ratios)
Income from Continuing Operations Before Taxes	$412
Add (Subtract):
One-third of rents	8
Interest on long-term and short-term debt	19
Interest capitalized, net of amortization	(4)

Earnings from Continuing Operations	$435

Fixed charges:
One-third of rents	8
Interest on long-term and short-term debt	19
Interest capitalized	6

Fixed Charges from Continuing Operations	$33

Ratio of Earnings to Fixed Charges from Continuing Operations	13

        For purposes of computing this ratio, "earnings" consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization. "Fixed charges" consist of one-third rents, interest expense as reported in the Company's consolidated financial statements and interest capitalized.

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Hospira, Inc. Computation of Ratio of Earnings to Fixed Charges (Unaudited)